GUZOV OFSINK, LLC
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                          600 MADISON AVENUE 14th FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            http://www.golawintl.com


                                                                February 6, 2006


By Federal Express
Derek B. Swanson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St NE Stop 3561
Washington, DC 20549
                                        Re:  Deli Solar (USA), Inc.
                                             Form SB-2
                                             Filed November 2, 2005
                                             File No. 333-129369

Dear Mr. Swanson,

      Reference is made to your comment letter, dated November 28, 2005 to our client, Deli Solar (USA), Inc. (the "Company"), relating to the subject registration statement (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Risk Factors, page 12

Recent PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties..., page 18

1. As your risk factor heading suggests, there are certain uncertainties that have been created by recent SAFE regulations. Rather than focusing on how the company has complied with the recent regulations (which you do so in the first four paragraphs of the risk factor), you should focus the risk factor discussion on the uncertainties that the October SAFE notice does not "clear up." In addition, the first part of the risk factor discussion should be removed to your "Government Regulation" section of your discussion of your business.

      Answer: We have revised the risk factor in accordance with your comments.

      Business, page 27

Government Regulation, page 45

2. Revise to make clear when you expect to obtain approval for production of your boilers and space heating products from the provincial level of the Quality and Technology Supervisory and Control Bureau.

      Answer: Deli Solar (PRC) obtained the approval to manufacture, install and repair small and regular size pressure boilers and space heating products from Hebei Provincial Quality and Technology Supervisory and Control Bureau on August 28, 2002. The approval has a five year term. We have revised the prospectus accordingly.

Financial Statements, page F-6

3. We note that you have identified Bazhou Deli Solar (PRC) as the accounting acquirer in the acquisition of Bazhou Deli Solar (PRC) by Deli Solar
      (BVI). Also we note your disclosure on page 28 that Deli Solar (BVI) acquired Bazhou Deli Solar (PRC) for cash. To help us better understand your conclusion tell us in your response to this comment letter about the terms of the acquisition and the facts that support your determination that PRC is the accounting acquirer in the acquisition of Bazhou Deli Solar (PRC) by Deli Solar (BVI).

      Answer: The incorporators of Deli Solar (BVI) were Deli Du, Qian Wang, Yunchun Wang and Yousu Lin, with Deli Du owning 80%. As such, Deli Du was the sole control person. The incorporators invested a total of $50,000 when the Company was set up for the sole purpose of acquiring Bazhou Deli Solar (PRC). Deli Solar (BVI) had no operations until it acquired (PRC). Deli Du was the controlling owner of Deli Solar (PRC) prior to the acquisition and continued to be the controlling owner of Deli Solar (BVI) after the acquisition. The substance of the transaction is that Deli Du put cash into Deli Solar (BVI) and then traded his ownership in Deli Solar
      (PRC) for cash, thereby retaining his controlling ownership of Deli Solar
      (PRC). Because the operations of Deli Solar (PRC) are the continuing operations of Deli Solar (BVI), and because Deli Du continued as the majority owner, Deli Solar (PRC) was determined to be the accounting acquirer and the transaction was accounted for as a reverse merger.

4. We also note that you have identified Bazhou Deli Solar (PRC) as the accounting acquirer in Meditech's acquisition of Deli Solar (BVI). In your response letter, please provide us with more detail about how you came to this conclusion.

      Answer: Prior to the acquisition Deli Du was the 80% owner of Deli Solar
      (BVI). As such, he was the sole control person. Immediately after the acquisition, Deli Du owned 52.12% of Meditech, retaining his position as sole control person. The continuing operations of the combined entity will continue to be the operations of Deli Solar (BVI). Through both acquisition transactions the operations of Deli Solar (PRC) have remained unchanged, as has Mr. Deli Du's ability to control the entity through his majority ownership. Accordingly, Deli Solar (BVI) as consolidated with Deli Solar (PRC) was determined to be the accounting acquirer and the transaction was accounted for as a reverse merger.

5. Please revise to include the historical financial statements of Meditech Pharmaceuticals, Inc. in accordance with Item 310(c) of Regulation S-B.

      Answer: The historical financial statements of Meditech Pharmaceuticals, Inc. have been attached to the Form SB-2/A as requested, along with the consent of the auditor.

Signatures, page II-6

6. Revise to include the signature of the individual serving in his capacity as the principal accounting officer.

      Answer: We have added "principal accounting officer" under the signature column of Jianmin Li, who is the Company's Chief Financial Officer and principal financial and accounting officer.

      We enclose herewith a black lined copy of the registration statement for your convenience. In accordance with your request, on behalf of the Company we represent as follows:

      o the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.



                                            Very truly yours,

                                            Guzov Ofsink, LLC

                                            By: /s/ Darren Ofsink
                                                --------------------------------
                                                    Darren Ofsink, Esq.